From: Hoffman, Michael K [Michael.Hoffman@skadden.com]
Sent: Wednesday, April 21, 2010 6:00 PM
To: Minore, Dominic
Subject: THL Credit, Inc.

Dominic,

This email is to confirm to you the substance of our conversation regarding the acceleration of effectiveness for THL Credit, Inc. (the "Fund"). I confirm that the Fund will not issue at closing more than 14,897,667 shares of its common stock pursuant to its Registration Statement on Form N-2 unless an amended Exhibit L opinion is filed pursuant to a post-effect amendment opining as to the legality of the increased number of shares.

In addition, I confirm to you that the information that will be changed in the 497 filing will be information relating to the public offering price of the Fund's common shares, amount of proceeds and other items dependent upon the offering price as permitted by Rule 430A.

I also confirm to you that in our view the changes are appropriate under rule 430A and will not materially change the total mix of information contained in the general disclosure package that is available to investors purchasing in the public offering, including the exhibits filed as part of the Registration Statement.